

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 30, 2015

Richard Rixue Li
Chief Executive Officer
Secoo Holding Ltd.
Room 1503, Building C, Galaxy SOHO
Chaonei Street, Dongcheng District
Beijing 100000
The People's Republic of China

> **Re: Secoo Holding Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted March 31, 2015**
> **CIK No. 0001633441**

Dear Mr. Rixue Li:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note references throughout your prospectus to Frost & Sullivan, a third-party source, for statistical, qualitative and comparative statements contained in your prospectus. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon.

Prospectus Summary, page 1

3. Please include in this section a statement concerning the enforceability of civil liabilities against foreign persons.

4. Since investors will be investing in a holding company that does not directly own its operations in China, please make this clear in the first paragraph of the prospectus summary under "Corporate History and Structure." It must be clear that the business you are describing is not the registrant's business but is the business of your variable interest entities.

Our Challenges, page 3

5. Please add a brief description of any risks involved in investing in your ADSs.

6. Please disclose under this heading that as a holding company your ability to pay dividends depends upon dividends paid to you by your wholly owned subsidiaries and discuss the significant restrictions on the payment of dividends imposed under PRC law. In addition, please disclose the circumstances under which the reserve funds of your subsidiaries and consolidated affiliated entities are distributable as cash dividends to you.

Conventions that Apply to this Prospectus, page 6

7. Tell us what consideration you have given to excluding transactions from net GMV that involve the sale of vehicles in light of the relatively larger transaction value involved.

8. Please revise to disclose the approximate value of transactions where the goods are ultimately not delivered, with a view to understanding why you chose to include such transactions in your calculation of GMV.

Risk Factors, page 12

9. Please add a risk factor that discusses the director appointment rights of your Shareholders Agreement and the accompanying risks. If these rights automatically terminate at the completion of this offering, please state as much on page 148.

The proper functioning of our technology platform is essential to our business…., page 23

10. We note your indication that you have experienced breaches of your information security measures in the past. Here or in an appropriate place in your prospectus, please revise to clarify whether such breaches were material.

We rely on contractual arrangements with our variable interest entities and their shareholders for substantially all of our operations, which may not be as effective as direct ownership in providing operational control, page 34

11. We note your disclosure on page 69 that your VIE has entered into an equity pledge agreement that "will become effective on the date when ….these agreements are registered with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law." Please revise this risk factor to address the risks, if any, that these agreements have not been registered.

Use of Proceeds, page 60

12. Please revise to disclose the approximate amount intended to be used for each of the principal purposes of the net proceeds. Please refer to Item 3.C.1 of Form 20-F.

Capitalization, page 62

13. Please disclose the authorized, issued and outstanding preferred shares comprising your total mezzanine equity on an actual and pro forma basis.

Dilution, page 63

14. Please revise your dilution calculation to include your pro forma net tangible book value per ordinary share calculated after giving effect to the conversion of your issued and outstanding convertible preferred shares. Please separately state the accretive or dilutive effect on pro forma net tangible book value per ordinary share due to the conversion of the preferred stock.

Corporate History and Structure, page 68

15. Please disclose if true that, if your VIE and its shareholders fail to perform their obligations under the contractual arrangements that give you effective control and if you are unable to maintain effective control, you may not be able to continue to consolidate the VIEs' financial results with your financial results.

16. We note your disclosure that the equity interest pledge will become effective on the date when the pledge is registered with the relevant office of the administration for industry

and commerce. Please clarify the current status of the registration of the agreement and the expected timeline for registration.

Management's Discussion & Analysis, page 76

17. Please provide the percentage of revenues derived from your VIE, as well as your expectations for future contributions by your VIE to your revenues (e.g., substantially all your revenues).

18. We note indication on page 43 that you make contributions to various employee benefit plans as required by PRC regulations and that you have recorded accruals for estimated underpaid amounts that could result in late payment penalties. If material, tell us how these contributions impact you, especially considering your growing operations and workforce.

Net Revenues, page 77

19. Here or in an appropriate place in your prospectus, please revise to disclose a break-down of your net GMV differentiating between your offline (clubhouse), online and mobile GMV. In doing so, please discuss these amounts using consistent time periods; for example, you provide fourth quarter GMV for your mobile sales, however, you do not provide fourth quarter information for any other metric or financial line item. Please also discuss any trends among these categories of GMV.

Results of Operations, page 81

20. We note for the periods presented you attribute your increases in total net revenues primarily to the increase in the total number of orders and the decreases in gross margin to greater product discounts. Please revise your disclosure to provide a quantified analysis of the underlying reason(s) for the increases and changes in gross margin. For example, to the extent an analysis of revenues and gross margins generated from each of your online sales formats (online shopping mall, flash sales, auction and overseas direct sales) and clubhouses provides information to better understand and evaluate your company, please expand your discussion accordingly. In addition, please tell us your consideration of discussing product mix as we note you have expanded your product offerings in recent years to include selected categories of upscale lifestyle products and services.

Net loss, page 83

21. With a view to understanding the primary drivers behind your increased net loss, please specify the reasons behind this loss so that readers can assess whether these losses are expected to continue or relate to one-time events.

Liquidity and Capital Resources, page 85

22. We note your disclosure on the first paragraph on page 85 that "[you] obtained a support letter from one of [y]our preferred shareholders to ensure sufficient funding to support [y]our continuing operations so as to enable [you] to meet [y]our estimated cash need[s]." Please revise your disclosure to clarify if the support letter is a legal binding agreement, discuss the terms of the agreement and identity of the preferred shareholders. Please also tell us what consideration you have given to filing this agreement or understanding as an exhibit to your registration statement.

23. We note your disclosure of cash held by your subsidiaries and VIEs in China at September 30, 2014 on page 86. Please disclose cash disaggregated by currency denomination as of the most balance sheet date held in other jurisdictions in which your affiliated entities are domiciled. In this regard you report RMB 152.9 million in cash and cash equivalents and cash and cash equivalents of RMB 28.3 million held by subsidiaries, variable interest entities and their subsidiaries.

24. We note your discussion of GMV and your disclosure on page 109 that you generated 53% of your total net GMV through your clubhouses in the nine months ended September 30, 2014 and that you intend to open additional clubhouses to expand your offline presence. Please discuss any known trends or commitments in your capital resources as a result of your investment in your offline business.

Critical Accounting Policies and Estimates, page 90

25. Your critical accounting policies appear to substantially duplicate some of the accounting policies already disclosed in the footnotes to your financial statements. The objective of the disclosure here is to address material implications of uncertainties associated with the methods, assumptions and estimates underlying the (application of) your critical accounting measurements. Refer to FR-72, which can be found on our website at: http://www.sec.gov/rules/interp/33-8350.htm. Please revise your disclosure to eliminate repeating accounting policies disclosed in the notes to the financial statements and, to the extent not disclosed elsewhere, include disclosure that addresses the specific methods, assumptions and estimates. Your discussion should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

Our Competitive Strengths, page 103

26. We note your statements that "[you] have been authorized to jointly establish a work station with the Chinese National Leather Products Quality Supervision and Examination Center in Beijing to jointly develop the authentication and maintenance technologies", on page 104 that "[you] intend to enter into offline-online cooperative relationships with leading Chinese offline upscale product retailers", on page 106 and that "[you] intend to

selectively launch new clubhouses in popular shopping destinations, such as Milan and Tokyo" on page 107. Please tell us if you have an expected timeline for the completion of any of these competitive strategies.

Our Online Sales Formats, page 107

27. Please revise to disclose whether one or more of the sales formats you utilize generates significantly more sales than any other format and explain why.

Our Product Categories, page 109

28. If any product category generates a material amount of your sales, please revise to quantify the amount(s).

Notes to Consolidated Financial Statements

1. Organization and principal activities, page F-9

Variable interest entities, page F-10

29. On page F-11 you disclose that the shareholders of Beijing Secoo pledged their respective shares in Beijing Secoo under the Equity Pledge Agreement to Kutianxia whereas on page 69 you disclose that the shareholders of Beijing Secoo pledged all of their equity interest in Beijing Auction to guarantee Beijing Secoo's performance. Please explain to us why there is an apparent discrepancy in your disclosure regarding the Equity Pledge Agreement and revise your disclosure as appropriate.

30. We note your disclosure of the contracts that you state enable you to receive the benefits from the VIEs, Beijing Secoo and Beijing Auction. Please expand your disclosure to explain whether and how these agreements obligate you to bear the risks of and, if true, absorb the losses of the VIEs.

2. Summary of Significant Accounting Policies, page F-19

(f) Cash and Cash Equivalents, page F-20

31. Please provide separate disclosure of your cash restricted as to withdrawal or usage describing the provisions of any restrictions. Refer to Rule 5-02 of Regulation S-X.

(l) Revenue, page F-22

32. We note revenues are recorded net of value-added taxes, business taxes and surcharges. Please disclose how value-added taxes receivable from customers is presented on the consolidated balance sheets and the amounts recorded in accounts receivable.

33. Please revise your disclosure to clarify if merchandise sales include sales generated from your overseas direct sales referred to on page 108; and, tell us the factors you considered in determining whether you act as the principal or as an agent in these arrangements.

34. Please tell us about the nature of the services included in other service revenue. Please specifically tell us whether or not you provide advertising placements on your website. If so, please explain to us the process for receiving revenue from such placements.

(m) Customer Loyalty Program, page F-24

35. Using an illustrative example, please show us how you determine the portion of the sales price related to the loyalty points generated from a sale of your merchandise. Please also explain your basis in US GAAP for treating such loyalty points as a separate deliverable.

Technology and Content Development Expenses, page F-25

36. We note your discussion of the Company's technology on page 114 including your development of most of your key business modules through your in-house IT department and licensed software acquired from third-party providers. We also note your reference to IT software capital expenditures on page 88. Please tell us your consideration of ASC 350-40-30 clarifying for us your accounting policy to expense technology and content development expenses including software development costs as incurred.

37. We note your discussion of your intellectual property on page 116. Please tell us your consideration of disclosing the amount of intangible assets and related accounting policies.

(z) Segment Reporting, page F-28

38. Please disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, please disclose that fact. Refer to ASC 280-10-50-40.

13. Restricted Ordinary Shares, page F-40

39. You disclose that the ordinary shares owned by the Founders became subject to a revised four-year vesting restriction arrangement in conjunction with the shares transferred to a consultant. We note you recognized expense for the unamortized compensation cost attributable to the previously restricted shares transferred to the consultant. Please clarify for us whether additional compensation cost for the incremental value was recognized for the remaining 7,301,587 restricted shares and your consideration of ASC 718-20-35-3.

You may contact Donna Di Silvio, Staff Accountant, at (202) -551-3202 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP